UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 29, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated April 29, 2015

Exhibit 99.1

For Immediate Release

CNOOC Limited Announces Pricing of Guaranteed Notes Offering

(Hong Kong, April 29, 2015) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced on April 28, 2015 (New York time) the pricing of an offering of US$3,800,000,000 aggregate principal amount of guaranteed notes. The offering consists of US$1,500,000,000 of 2.625% guaranteed notes due 2020 (the “2020 Notes”), US$2,000,000,000 of 3.500% guaranteed notes due 2025 (the “2025 Notes”), and US$300,000,000 of 4.200% guaranteed notes due 2045 (the “2045 Notes”). The 2020 Notes and 2045 Notes (collectively, the “Australian Issuer Notes”) will be issued by CNOOC Finance (2015) Australia Pty Ltd, an indirect wholly-owned subsidiary of the Company incorporated in Victoria, Australia, and the 2025 Notes (the “Delaware Issuer Notes”) will be issued by CNOOC Finance (2015) U.S.A. LLC, an indirect wholly-owned subsidiary of the Company formed in Delaware, U.S.A. The Australian Issuer Notes and the Delaware Issuer Notes are collectively referred to as the Notes.  The Notes will be guaranteed by the Company.

The net proceeds from this offering are expected to be approximately US$3,765.1 million. The proceeds will be used for general corporate purposes.

Application has been made to The Stock Exchange of Hong Kong Limited for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on The Stock Exchange of Hong Kong Limited is not to be taken as an indication of the merits of the Notes, the Company, CNOOC Finance (2015) Australia Pty Ltd or CNOOC Finance (2015) U.S.A. LLC.

BOCI Asia Limited (中银国际亚洲有限公司), Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. are the joint global coordinators, joint lead managers and joint bookrunners for the offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated, China International Capital Corporation Hong Kong Securities Limited, ICBC International Securities Limited, J.P. Morgan Securities LLC, Morgan Stanley & Co. International plc, Société Générale and Standard Chartered Bank are the joint bookrunners for the offering.

The offering of the Notes is made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-188261) filed with the United States Securities and Exchange Commission (the “US SEC”) on May 1, 2013, as amended by the post-effective amendment No. 1 to the registration statement filed with the US SEC on April 22, 2014, and by the post-effective amendment No. 2 to the registration statement filed with the US SEC on April 27 2015. A preliminary prospectus supplement and accompanying prospectus have been filed with the US SEC in connection with this offering. The offering may only be made by means of the prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629, United States of America, telephone: 1-212-325-2000; Prospectus Department, Goldman Sachs & Co, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526 / 1-212-902-9316; Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, NY 10036, United States of America, with a copy to: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 50 Rockefeller Plaza, New York, NY 10020, United States of America; China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong; ICBC International Securities Limited, 37/F, ICBC Tower, 3 Garden Road, Hong Kong; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Fax: +1 212 834 6081, Attn: Investment Grade Finance; Morgan Stanley & Co. International plc, Prospectus Department, Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014; Société Générale, 29, boulevard Haussmann, 75009 Paris France; or Standard Chartered Bank, Marina Bay Financial Centre, Tower 1, 8 Marina Boulevard, Level 20, Singapore 018981, Facsimile: +65 6535 1931, Attention: Capital Markets.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor will there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About CNOOC Limited

CNOOC Limited is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. CNOOC Limited mainly engages in exploration, development, production and sale of crude oil and natural gas.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, the statements regarding the offering of the notes and the use of proceeds therefrom in connection with the offering, which are subject to inherent risks and uncertainties. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on April 22, 2015.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the proposed offering and the related transactions will be completed or, even if completed, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990
E-mail: cathy.zhang@hkstrategies.com